UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, Chile

July 27, 2010

Mr. Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL FACT
Interim dividend approved
by LAN Airlines S.A.
_______________________

Dear Mr. Superintendent:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Superintendence of 1989, I hereby inform you as a material fact that the Board of Directors of LAN Airlines S.A. (LAN), at a meeting held today, July 27, 2010, approved the payment of an interim dividend to be charged to the profits from the 2010 fiscal year, in an amount of US$74,466,241.8.

In compliance with Circular No. 660 of 1986, enclosed to this material fact is Exhibit 1 that provides details on this dividend.

Sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange
Brokers Exchange - Securities Exchange of Valparaíso
Electronic Exchange of Chile
Risk Rating Commission

EXHIBIT 1

DIVIDEND DISTRIBUTION

1.	Identification of the Company and Activity

1.01	Taxpayer Identification No.:	89.862.200-2
1.02	Date originally sent:	07.27.2010
1.03	Company name:	LAN Airlines S.A.
1.04	Securities registration:	0306
1.05	Series:	Unique
1.06	Exchange code:	LAN
1.07	Identification of activity:	41

2.	Resolution and Amount of Dividend

2.01	Date of resolution:	07.27.2010
2.02	Adoption of resolution:	3
2.03	Dividend amount:	74,466,241.8
2.04	Type of currency:	US$

3.	Shares and Recipient Shareholders

3.01	Number of shares:	338,790,909
3.02	Deadline:	08.13.2010

4.	Nature of Dividend

4.01	Type of dividend:	1
4.02	Fiscal year closing:	12/31/2010
4.03	Form of payment:	1

5.	Payment of Cash Dividend

5.01	Cash payment:	0.2198 per share
5.02	Type of currency:	US$
5.03	Payment date:	08.19.2010

6.	Optional Payment of Dividends in Shares: This section does not apply.

7.	Observations:

7.01	The observed dollar exchange rate will be used that is published in the Official Gazette on August 17, 2010.

7.02
The dividend will be paid in the offices of Depósito Central de Valores S.A. located at Huérfanos 770, 22nd floor borough of Santiago, from 10:00 a.m. to 2:00 p.m. on the payment date indicated in 5.03.

7.03	The payment of this dividend will be published in the newspaper La Tercera of Santiago on August 10, 2010.

7.04	The disclosing company is an open stock corporation.

7.05	The dividend will be paid from the 2010 fiscal year profits.

The information contained in this form is true wherefore I assume the corresponding legal liability.

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

Lan Airlines S.A.
/s/ Cristian Toro Cañas By: Cristian Toro Cañas Legal Vice President